UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

SUPPORT.COM, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

86858W101

(CUSIP Number)

February 21, 2013

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86858W 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott General Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,701,164
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,701,164
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,701,164
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.5%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 86858W 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott Associates L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,258,607
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,258,607
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,258,607
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%
12	TYPE OF REPORTING PERSON PN

ITEM 1. (a)	Name of Issuer:

Support.com, Inc.

(b)	Address of Issuer's Principal Executive Offices:

900 Chesapeake Drive

2nd Floor

Redwood City, CA 94063

ITEM 2. (a)	Name of Person Filing:

(i) Prescott General Partners, LLC (“PGP”)

(ii) Prescott Associates L.P. (“Prescott Associates”)

The joint filing of this statement shall not be deemed to be an admission that the filing persons (the “Reporting Persons”) comprise a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The Reporting Persons each disclaim beneficial ownership of the shares reported in this statement in excess of those shares as to which they have or share voting or investment authority.

(b)	Address of Principal Business Office:

The following is the address of the principal business office of each of the Reporting Persons:

2200 Butts Road, Suite 320

Boca Raton, FL 33431

(c)	Citizenship:

PGP is a Delaware limited liability company. Prescott Associates is a New York limited partnership.

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value

(e)	CUSIP Number:

86858W101

ITEM 3.	If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

If this Statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.	Ownership

(a)	PGP – 3,701,164 shares; Prescott Associates – 3,258,607 shares.

(b)	PGP – 7.5%; Prescott Associates – 6.6%.

(c)	PGP, as the general partner of three private investment limited partnerships (including Prescott Associates) (collectively, the “Partnerships”), may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of 3,701,164 shares. Prescott Associates has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,258,607 shares.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

PGP, as the general partner of the Partnerships, may be deemed to beneficially own 3,701,164 shares held by the Partnerships, including the 3,258,607 shares held by Prescott Associates.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 1, 2013

PRESCOTT General partners LLC

/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Managing Member

PRESCOTT ASSOCIATES L.P.

By: Prescott General Partners LLC
Its: General Partner

/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Managing Member

JOINT FILING AGREEMENT

The undersigned agree that the foregoing Statement on Schedule 13G, dated March 1, 2013, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Dated: March 1, 2013

PRESCOTT General partners LLC

/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Managing Member

PRESCOTT ASSOCIATES L.P.

By: Prescott General Partners LLC
Its: General Partner

/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Managing Member

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